UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                         Luminant Worldwide Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   550260 10 3
                                 (CUSIP Number)

                                 October 7, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 550260 10 3                                          Page 2 of 6 Pages

   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Michael R. Alsup


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (A) [ ]
       (B) [ ]

   3   SEC USE ONLY


   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

                   5  SOLE VOTING POWER

   NUMBER OF          1,416,421 (1)
     SHARES
  BENEFICIALLY     6  SHARED VOTING POWER
    OWNED BY
      EACH            0
   REPORTING
     PERSON        7  SOLE DISPOSITIVE POWER
      WITH
                      1,416,421 (1)

                   8  SHARED DISPOSITIVE POWER

                      0

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,416,421 (1)

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                           [ ]

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.21%

  12   TYPE OF REPORTING PERSON*

       IN
__________________

(1) Includes 122,910 shares which the reporting person has the right to acquire, as described in Item 4.

CUSIP NO. 550260 10 3                                          Page 3 of 6 Pages

ITEM 1.

      Item 1(a)   NAME OF ISSUER:               Luminant Worldwide Corporation

      Item 1(b)   ADDRESS OF ISSUER'S
                  PRINCIPAL EXECUTIVE OFFICES   13737 Noel Road
                                                Suite 1400
                                                Dallas, Texas  75240-7367

ITEM 2.

      Item 2(a)   NAME OF PERSON FILING:        Michael R. Alsup

      Item 2(b)   ADDRESS OF PRINCIPAL
                  BUSINESS OFFICE OR, IF NONE
                  RESIDENCE:                    2211 Bolsover
                                                Houston, Texas  77005


      Item 2(c)   CITIZENSHIP:                  United States

      Item 2(d)   TITLE OF CLASS OF SECURITIES: Common Stock, par value $.01 per share

      Item 2(e)   CUSIP NUMBER:                 550260 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a)  [  ]   Broker or dealer registered under section 15
                              of the Act (15 U.S.C. 78o).

                  (b)  [  ]   Bank as defined in section 3(a)(6) of the
                              Act (15 U.S.C. 78c).

                  (c)  [  ]   Insurance Company as defined in section
                              3(a)(19) of the Act (15 U.S.C. 78c).

                  (d)  [  ]   Investment Company registered under section
                              8 of the Investment Company Act of 1940 (15
                              U.S.C. 80a-8).
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CUSIP NO. 550260 10 3                                          Page 4 of 6 Pages

                  (e)  [  ]   An investment adviser in accordance with Rule
                              13d-1(b)(1)(ii)(E);

                  (f)  [  ]   An employee benefit plan or endowment fund
                              in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)  [  ]   A parent holding company or control person
                              in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)  [  ]   A savings association as defined in Section
                              3(b) of the Federal Deposit Insurance Act
                              (12 U.S.C. 1813);

                  (i)  [  ]   A church plan that is excluded from the
                              definition of an investment company under Section
                              3(c)(14) of the Investment Company Act of 1940 (15
                              U.S.C. 80a-3);

                  (j)  [  ]   Group, in accordance with Rule 13d-1(b)
                              (1)(ii)(J);

ITEM 4.     OWNERSHIP

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)   Amount Beneficially Owned:

                  1,416,421 shares. The shares reported include 122,910 shares held by the 1996 Alsup Issue Trusts, which are reported because pursuant to the trust instruments the reporting person has the right to reacquire such shares from the trusts. The undersigned disclaims beneficial ownership of the shares held by such trusts.

            (b)   Percent of Class:

                  5.21% (Based on 27,164,990 shares outstanding as reported by the issuer.)

CUSIP NO. 550260 10 3                                          Page 5 of 6 Pages

      INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE Rule 13d-3(d)(1).

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. [ ]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Kay Mayberry, as trustee of the 1996 Alsup Issue Trusts, has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 122,910 shares reported herein that are held by the 1996 Alsup Issue Trusts (and as to which the reporting person disclaims beneficial ownership).

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable.

ITEM 10.    CERTIFICATION

      (a)   The following certification is included pursuant to Rule
            240.13d-1(c):

            By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities

CUSIP NO. 550260 10 3                                          Page 6 of 6 Pages

            and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                         SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                Dated:  October 17, 2000


                                                /s/ MICHAEL R. ALSUP
                                                    Michael R. Alsup



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).